Filed Pursuant to Rule 433

Registration No. 333-156118

Subject to Completion

Preliminary Term Sheet dated March 4, 2009

Units
Capped Leveraged Index Return Notes®
Linked to the Merrill Lynch Commodity index eXtra℠
Brent 4-Series Index – Excess Return Due September , 2010
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 52

Expected Pricing Date*	March , 2009
Settlement Date*	March , 2009
Maturity Date*	September , 2010
CUSIP No.	

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Capped Leveraged Index Return Notes®

- 200% leveraged upside exposure to increases in the level of the Merrill Lynch Commodity index eXtra℠ Brent 4-Series Index – Excess Return (the "Index"), subject to a cap of between 33% and 37%
- A maturity of approximately 18 months
- 1-to-1 downside exposure to decreases in the level of the Index in excess of a Threshold Value with up to 90% of the principal amount at risk
- No periodic interest payments
- No listing on any securities exchange
- The Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The terms of the Notes are as specified in this term sheet and in the documents indicated herein under “Additional Note Terms.” Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page P-4 of product supplement LIRN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in March or April 2009, the settlement date may occur in March or April 2009 and the maturity date may occur in September or October 2010. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Merrill Lynch & Co., Inc.

“Merrill Lynch Commodity index eXtraSM” and “Merrill Lynch Commodity index eXtraSM Brent 4-Series” are service marks and trademarks of Merrill Lynch & Co., Inc and have been licensed for use by SEK.

Merrill Lynch & Co.

March     , 2009

Summary

The Capped Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Brent 4-Series Index—Excess Return Due September     , 2010 (the “Notes”) are senior, unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Merrill Lynch Commodity index eXtraSM Brent 4-Series Index—Excess Return (Bloomberg, L.P. index symbol “MLCX4COE<Index>”) (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this term sheet have the meaning set forth in product supplement LIRN-2.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 200% and assuming a Capped Value of 35%, the midpoint of the range of 33% and 37%. The green line reflects the hypothetical returns on the Notes, while the gray line reflects the return of a hypothetical direct investment in the Index Component (as defined below).

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are four examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 551.7441, the closing level of the Index on March 2, 2009, and a Capped Value of $13.50, the midpoint of the indicated range of $13.30 and $13.70.

Example 1—The hypothetical Ending Value is equal to 70% of the hypothetical Starting Value and less than the hypothetical Threshold Value:

Hypothetical Starting Value:	551.7441
Hypothetical Ending Value:	386.2209
Hypothetical Threshold Value:	496.5697

$10 +	[	$10 ×	(386.2209 – 496.5697)	× 100%	]	= $8.00
551.7441

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is equal to 95% of the hypothetical Starting Value and greater than the hypothetical Threshold Value:

Hypothetical Starting Value:	551.7441
Hypothetical Ending Value:	524.1569
Hypothetical Threshold Value:	496.5697

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the payment at maturity (per unit) will be equal to the $10 Original Offering Price.

Example 3—The hypothetical Ending Value is equal to 104% of the hypothetical Starting Value:

Hypothetical Starting Value:	551.7441
Hypothetical Ending Value:	573.8139

$10 +	[	$10 ×	(573.8139 – 551.7441)	× 200%	]	= $10.80
551.7441

Payment at maturity (per unit) = $10.80

Example 4—The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	551.7441
Hypothetical Ending Value:	827.6162

$10 +	[	$10 ×	(827.6162 – 551.7441)	× 200%	]	= $20.00
551.7441

Payment at maturity (per unit) = $13.50        (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for the hypothetical Starting Value of 551.7441, a Threshold Value of 90% of the hypothetical Starting Value (rounded to four decimal places), and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to two decimal places);
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the Index Component.

The table below reflects the Participation Rate of 200% and assumes a hypothetical Capped Value of $13.50, the midpoint of the range of $13.30 and $13.70.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Component (1)(2)
275.8721	-50.00%	$6.00	-40.00%	-31.31%	-41.26%
331.0465	-40.00%	$7.00	-30.00%	-22.42%	-31.31%
386.2209	-30.00%	$8.00	-20.00%	-14.34%	-22.42%
441.3953	-20.00%	$9.00	-10.00%	-6.90%	-14.34%
496.5697 (3)	-10.00%	$10.00	0.00%	0.00%	-6.90%
529.6743	-4.00%	$10.00	0.00%	0.00%	-2.70%
540.7092	-2.00%	$10.00	0.00%	0.00%	-1.34%
551.7441 (4)	0.00%	$10.00	0.00%	0.00%	0.00%
562.7790	2.00%	$10.40	4.00%	2.63%	1.32%
573.8139	4.00%	$10.80	8.00%	5.20%	2.63%
606.9185	10.00%	$12.00	20.00%	12.53%	6.46%
662.0929	20.00%	$13.50 (5)	35.00%	21.04%	12.53%
717.2673	30.00%	$13.50	35.00%	21.04%	18.28%
772.4417	40.00%	$13.50	35.00%	21.04%	23.74%
827.6162	50.00%	$13.50	35.00%	21.04%	28.94%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 9, 2009 to September 8, 2010, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Component included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Threshold Value. The actual Threshold Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	This is the hypothetical Starting Value, the closing level of the Index on March 2, 2009. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the hypothetical Capped Value of $13.50 (the midpoint of the range of $13.30 and $13.70).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the section “Risks Associated With Foreign Currency Notes And Indexed Notes” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the Index Component.

▪	You must rely on your own evaluation regarding the merits of an investment linked to the Index.

▪	Ownership of the Notes will not entitle you to any rights with respect to futures contracts or commodities included in or tracked by the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index or the Index Component in a way that affects the level of the Index, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Trading in the Index Component can be volatile based on a number of factors that we cannot control.

▪	Suspensions or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets.

▪

Tax consequences are uncertain. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Taxation Considerations” in product supplement LIRN-2.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Additional Risk Factors

There is no assurance that the calculation principles of the Index will result in the Index accurately reflecting Brent crude oil commodity market performance

The methodology and criteria used to determine the calculation of the level of the Index are designed to allow the Index to serve as a measure of Brent crude oil commodity market performance. However, the Index has only recently been introduced and has a limited history. It is possible that the methodology and criteria applied in connection with the Index will not accurately reflect Brent crude oil commodity market performance and that the trading of or investments in products based on or related to the Index, such as the Notes, will not correlate with Brent crude oil commodity market performance generally.

The Index is a rolling index

The Index is composed of futures contracts on a single physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contract comprising the Index approaches the month before expiration, it is replaced by a contract that has a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative ‘roll yields’ which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in a single commodity

The exchange-traded physical commodities underlying the futures contracts included in the Index consist solely of a single commodity, crude oil. Accordingly, a decline in value of crude oil would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Such developments could cause the level of the Index and hence the value of the Notes could decline.

The Index Manager, an affiliate of Merrill Lynch, may from time to time modify the methodology for determining the composition and calculation of the Index

Merrill Lynch Commodities, Inc. (the “Index Manager”), an affiliate of Merrill Lynch, retains the discretion to modify the methodology for determining the composition and the level of the Index at any time. The Index Manager expects to make such modifications from time to time. It is possible that certain of these modifications will adversely affect the level of the Index.

The Notes are linked to the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Excess Return and not the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Total ReturnSM

The Notes are linked to the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Excess Return, and not the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Total ReturnSM. The Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Excess Return reflects returns that are potentially available through an unleveraged investment in the Index Component. The Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Excess Return, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Excess Return and not the Merrill Lynch Commodity index eXtraSM Brent-4 Series Index—Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Additional conflicts of interest may exist

A Merrill Lynch affiliate, Merrill Lynch, Pierce, Fenner & Smith Limited, is the Index Publisher, and another Merrill Lynch affiliate, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as affiliates of Merrill Lynch and their responsibilities with respect to the Index could give rise to conflicts of interest. Even though the Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. Merrill Lynch affiliates, Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher and, thus, calculation agent of the Index, and Merrill Lynch Commodities, Inc., as Index Manager, will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could affect the level of the Index.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the index commodities.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪

You are willing to accept that a trading market for the Notes is not expected to develop. Although Merrill Lynch has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of SEK.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 33% and 37%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In the original offering, the Notes will be sold in minimum investment amounts of 10,000 units.

If you place an order to purchase these offered securities, you are consenting to each of Merrill Lynch and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. Merrill Lynch is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Merrill Lynch and First Republic Securities Company, LLC may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. Each of Merrill Lynch and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices.

The Index

Merrill Lynch Commodity index eXtraSM Brent 4-Series Index—Excess Return

All disclosure in this term sheet regarding the Index, including without limitation, its make-up, method of calculation and changes in its components, is derived from information made available by Merrill Lynch Commodities, Inc., in its capacity as the Index Manager and Merrill Lynch, Pierce, Fenner & Smith Limited, in its capacity as Index Publisher. This information reflects the policies of the Index Manager and Index Publisher and is subject to change by the Index Manager and Index Publisher at their discretion. The Index Manager and Index Publisher have no obligation to continue to publish, and may discontinue publication of, the Index.

The Index (Bloomberg, L.P. index symbol “MLCX4COE<Index>“) is a modified version of the Merrill Lynch Commodity index eXtra (MLCX), as further described below and was launched in April of 2007. The Index is a rule-driven single commodity index, providing long only exposure to Brent crude oil futures contracts (the “Index Component”), which are rolled over from the 3rd into the 4th month contracts scheduled for delivery as they approach expiry. The futures contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs during a 15 index business-day period. The rolling process is spread out to limit the effect that the purchase and sale of contracts by investors who might attempt to replicate the performance of the Index might have on the market.

The Merrill Lynch Commodity index eXtraSM Brent 4-Series Index is also available as a total return index. The Index is calculated pursuant to the MLCX Handbook.

Merrill Lynch Commodity index eXtra

The MLCX was created by the Index Manager in conjunction with the Index Publisher in 2006 and is designed to provide a benchmark for commodity market performance and for investment in commodities as an asset class. The MLCX is comprised of futures contracts on physical commodities. As the exchange traded futures contracts that comprise the MLCX approach the month before expiration, they are replaced by contracts that have later expiration. This process is referred to as “rolling”. The MLCX rolls over a 15-index business day period each month. The MLCX is an excess return index that factors in both price movements as well as roll yields.

The Index Manager constructed the MLCX based primarily on the liquidity of the futures contracts that comprise the MLCX and the value of the global production of each commodity included in the MLCX. The Index Manager believes that these criteria allow the MLCX to reflect the general significance of the MLCX Commodities in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other MLCX Commodities). The MLCX composition and weights are typically determined once a year and applied once at the start of each year in January. The methodology for determining the composition, weighting or value of the MLCX and for calculating its level is subject to modification by the Index Manager and Index Publisher, respectively, at any time. The Index Manager has indicated that it expects to modify the MLCX only on rare occasions in order to maintain stability and comparability.

Construction

The MLCX was created using the following four main principles:

1. Liquidity—The futures contracts included in the MLCX should be sufficiently liquid to accommodate the level of trading needed to support the MLCX. The selection mechanism is therefore based primarily on liquidity.

2. Weighting—The weight of each futures contract in the MLCX should reflect the value of the global production of the related commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting”.

3. Market Sectors—Each Market Sector (as described below) should be adequately represented in the MLCX and the weights should be adjusted to maintain the integrity of the Market Sectors.

4. Rolling—Futures contracts that comprise the MLCX are rolled during a fifteen day period in an attempt to limit the market impact that such contract rolls could have.

The MLCX contains six market sectors identified by the Index Manager: (1) energy; (2) base metals; (3) precious metals; (4) grains & oil seeds; (5) livestock; and (6) soft commodities & others (each a “Market Sector”). Each Market Sector contains a minimum of two and a maximum of four futures contracts, selected by liquidity.

Exchange Selection

The Index Manager initially selected six exchanges, on the basis of liquidity, geographical location and commodity type (the “Selected Exchanges”). To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The six exchanges currently are: (1) the (a) the NYMEX and (b) the COMEX divisions of the New York Mercantile Exchange (the “NYMEX”); (2) the Chicago Mercantile Exchange (the “CME”); (3) the Chicago Board of Trade (the “CBOT”); (4) the London Metals Exchange (the “LME”); (5) the ICE Futures (formerly known as the International Petroleum Exchange); and (6) the New York Board of Trader (the “NYBOT”).

Contract Selection

Eligibility

To be an “Eligible Contract”, a commodity futures contract must not only be traded on a Selected Exchange, it must also satisfy the requirements for inclusion. In order to be an Eligible Contract, a contract must generally satisfy all of the following requirements:

•      it must be denominated in U.S. dollars;

•      it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•      detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the MLCX, provided that Merrill Lynch may determine to include a contract with less that 2 year’s data;

•      the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30 being evaluated; and

•      Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearinghouse) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the MLCX only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be determined by the Index Manager to be an Eligible Contract and included in the MLCX if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the MLCX and/or to realize the objectives of the MLCX. Every year the Index Manager will compile a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the MLCX.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s Total Trading Volume and the value of that trading volume. The “Total Trading Volume” (“TTV”) with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract for an MLCX component on each Trading Day during the twelve month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for each contract: LIQ = TTV × CS × ARP.

Once the Liquidity is determined, the Eligible Contracts are listed in order of their Liquidity, from highest to lowest. All six MLCX Market Sectors must be represented by a minimum of two and a maximum of four Eligible Contracts. “Redundant Contracts” are less liquid Eligible Contracts representing a similar commodity and are excluded. For instance, the list of futures contracts that comprise the MLCX includes an Eligible Contract on WTI crude oil but excludes Brent crude oil as a Redundant Contract.

The selection of Eligible Contracts and determination of the futures contracts that comprise the MLCX occurs once a year and the results for the following calendar year will be announced before the first NYMEX Business Day of November. “NYMEX Business Day” is any day that the New York Mercantile Exchange rules define as a trading day.

Based on this selection process, the MLCX may include from 12 to 22 commodity futures contracts.

Weighting

The Index Manager determines the weight of each contract on the basis of the global production of the related commodity, provided that the contract reflects global prices for that commodity. In some cases, however, the futures contracts that comprise the MLCX only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the MLCX, the Index Manager has aggregated U.S., Canadian, Mexican and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the MLCX to production of cattle and hogs in the United States, instead of using global production weights. Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of such commodities like crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the MLCX commodities accordingly.

Market Sectors

The weight of any given Market Sector in the MLCX is capped at 60% of the overall MLCX and a minimum weight of 3% is applicable to each Market Sector. Even though the MLCX is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control volatility.

The weights of the Market Sectors and index components for 2009, announced November 19, 2008, were:

Market Sector	Weight
Energy	60.0%
Grains & Oil Seeds	18.0%
Base Metals	11.8%
Soft Commodities & Others	4.0%
Precious Metals	3.2%
Livestock	3.0%

Rolling

Each MLCX component is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month of each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCX. The rolling of contracts is effected on the same days for all MLCX components, regardless of exchange holiday schedules, emergency closures or other events that could prevent trading in such contracts. If an MLCX component is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

MLCX Oversight

The Merrill Lynch Commodity MLCX Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch & Co, is expected to assist the Index Manager and Index Publisher in connection with the application of the MLCX principles, advise the Index Manager and Index Publisher on the administration and operation of the MLCX, and make recommendations to the Index Manager and Index Publisher as to any modifications to the MLCX methodology that may be necessary or appropriate. The Advisory Committee is scheduled to meet once a year and may meet more often at the request of the Index Manager and Index Publisher. The Advisory Committee will advise the Index Manager and Index Publisher with respect to the inclusion/exclusion of any of the exchanges and contracts in the MLCX, any changes to the composition of the MLCX or in the weights of the futures contracts that comprise the MLCX, and any changes to the calculation procedures applicable to the MLCX. The Advisory Committee will act solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the MLCX are made by the Index Manager and Index Publisher.

License Agreement

Merrill Lynch and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK of the right to use the Index in connection with certain securities, including the Notes.

Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher, and Merrill Lynch Commodities, Inc., as Index Manager, make no representation or warranty, express or implied, to depositors or any member of the public regarding the advisability of purchasing Notes, particularly, or the ability of the Index to track general commodity market performance. The Index is determined, composed and calculated by the Index Publisher and the Index Manager without regard to the Notes. The Index Publisher and the Index Manager have no obligation to take the needs of the depositors into consideration in determining, composing or calculating the Index. The Index Publisher and the Index Manager are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Notes to be issued. The Index Publisher and the Index Manager have no obligation or liability in connection with the administration and marketing of the Notes.

MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED, AS INDEX PUBLISHER, AND MERRILL LYNCH COMMODITIES, INC., AS INDEX MANAGER, IN THEIR CAPACITY AS INDEX SPONSORS WITH RESPECT TO THE INDEX, DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PURCHASERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Index was launched in April 2007 and, accordingly, there is no actual historical data on the index prior to April 2007. The following graph sets forth the hypothetical monthly historical performance of the Index in the period from February 2004 to April 2007 and the actual monthly historical performance of the Index in the period from April 2007 through February 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On March 2, 2009, the closing level of the Index was 551.7441.

Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

▪

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts, subject to a floor, to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment.

▪

Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition.

You should refer to the product supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Certain U.S. Federal Income Taxation Considerations

Below is a summary of certain U.S. federal income tax considerations for U.S. investors (“U.S. Holders”) that are initial holders of the Notes and that hold the Notes as capital assets. The following summary is not complete and is qualified in its entirety by the discussions under the sections entitled “Certain U.S. Federal Income Taxation Considerations” in the accompanying product supplement LIRN-2, which you should carefully review prior to investing in the Notes.

General.    We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts, subject to a floor, to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed herein could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Sale, exchange or other taxable disposition of Notes.    A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts.    On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “Certain U.S. Federal Income Taxation Considerations” in the accompanying product supplement LIRN-2.

Additional Note Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

The final terms of the Notes will be set forth in a final term sheet, which will be filed with the SEC as a pricing supplement pursuant to Rule 424 under the Securities Act and made available to purchasers of the Notes. The documents listed below, together with such final term sheet, are collectively referred to herein as the “Note Prospectus.”

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259305/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you these documents or the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

Merrill Lynch classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.